UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Inspire Pharmaceuticals, Inc.

(Name of Subject Company)

Inspire Pharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share, and the

Associated Preferred Stock Purchase Rights

(Title of Class of Securities)

457733103

(CUSIP Number of Class of Securities)

Joseph M. Spagnardi

Senior Vice President, General Counsel and Secretary

Inspire Pharmaceuticals, Inc.

8081 Arco Corporate Drive, Suite 400

Raleigh, NC 27617

(919) 941-9777

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Russell L. Leaf

Adam M. Turteltaub

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements Item 4 and Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on April 15, 2011, by Inspire Pharmaceuticals, Inc. (the “Company”), as amended or supplemented from time to time (the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Monarch Transaction Corp. (“Merger Sub”), a wholly owned subsidiary of Merck & Co., Inc. (“Parent”), to purchase all of the Company’s outstanding shares of common stock at a price of $5.00 per share, payable net to the seller in cash without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Merger Sub’s Offer to Purchase dated April 15, 2011, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3.

Item 4. The Solicitation or Recommendation.

Subsection (b) of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the last full paragraph on page 22 of the Schedule 14D-9 in its entirety to read as follows:

“During the week of February 14, 2011, Goldman Sachs, at the direction of the Finance Committee, identified a number of additional parties that might be interested in a potential strategic transaction with the Company. The Company’s management identified a number of other potential buyers. After consultation with the Company’s management, the Finance Committee directed Goldman Sachs to contact six additional prospective buyers from among the potential buyers identified by Goldman Sachs and the Company’s management, including Parent, to gauge their interest in a potential strategic transaction with the Company. Goldman Sachs contacted Parent, in particular, as a result of Parent’s expression of interest in a potential all-cash acquisition of the Company in March 2009, which was communicated to the Company in a letter dated March 20, 2009. At that time, the Board had considered and discussed the expression of interest but ultimately determined not to pursue a transaction. Following these initial contacts with six prospective buyers, only Parent indicated an interest in receiving more information regarding the Company and a potential transaction.”

Subsection (e) of Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the first and second paragraphs under the heading “Selected Companies Analysis” of subsection (e) of Item 4 in its entirety to read as follows:

“Goldman Sachs reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the specialty pharmaceutical industry which were selected based on Goldman Sachs’ experience and professional judgment:

•	Cubist Pharmaceuticals, Inc.

•	Cumberland Pharmaceuticals Inc.

•	Endo Pharmaceuticals Holdings Inc.

•	ISTA Pharmaceuticals, Inc.

•	The Medicines Company

•	Medicis Pharmaceutical Corporation

•	Obagi Medical Products, Inc.

Although none of the selected companies is directly comparable to the Company, the companies included were chosen based on Goldman Sachs’ experience and professional judgment because they are publicly traded companies in the specialty pharmaceutical industry with operations that for purposes of analysis may be considered similar to certain operations of the Company.”

Subsection (e) of Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following sentence as the fourth sentence to the third paragraph under the heading “Selected Companies Analysis” of subsection (e) of Item 4:

“This analysis was undertaken in order to assist Goldman Sachs and the Board in understanding how various companies within the specialty pharmaceutical industry were then currently trading with respect to certain commonly used financial metrics and in understanding if the shares of the Company were trading at a relative premium or discount to such companies.”

Subsection (e) of Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by deleting the period at the end of the second to last sentence of the third paragraph under the heading “Selected Companies Analysis” of subsection (e) of Item 4 and adding the following clause, and the accompanying chart and footnotes, as set forth below:

“, as follows:

Enterprise Value (a) as a multiple of:
	Estimated Calendar Year 2011 Revenue (b)	Estimated Calendar Year 2012 Revenue (b)
Cubist Pharmaceuticals, Inc.	1.6x	1.5x
Cumberland Pharmaceuticals Inc.	1.0x	0.8x
Endo Pharmaceuticals Holdings Inc.	2.4x	2.2x
ISTA Pharmaceuticals, Inc.	2.3x	1.9x
The Medicines Company	1.3x	1.1x
Medicis Pharmaceutical Corporation	2.1x	2.0x
Obagi Medical Products, Inc.	1.8x	1.7x
(a)	Based on shares outstanding on a fully diluted basis.
(b)	All estimates by equity research analysts were converted to be estimated revenues for the applicable calendar year.”

Subsection (e) of Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by striking the last sentence of the third paragraph under the heading “Selected Companies Analysis” of subsection (e) of Item 4, and adding a newly formed fourth paragraph before the accompanying chart and footnotes to read as follows:

“Goldman Sachs then compared the enterprise value as a multiple of estimated revenue for each of the selected companies for the calendar years 2011 and 2012, respectively, with the same multiple of the Company for the same respective periods based on information provided by the Company’s management. The results of these analyses are summarized as follows:”

Subsection (e) of Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by amending and restating the first paragraph under the heading “Illustrative Discounted Cash Flow Analysis” of subsection (e) of Item 4 in its entirety to read as follows:

“Goldman Sachs performed an illustrative discounted cash flow analysis on the Company using the Company’s cash flows set forth in the Forecasts to determine a range of the Company’s implied present values per Share. Based on the Forecasts, Goldman Sachs calculated the estimated unlevered, after-tax free cash flows for the Company during the last three quarters of calendar year 2011 and for calendar years 2012 through 2023, which was the last year for which the Forecasts projected cash flows or revenues for the Company. The cash flows were then discounted to illustrative present values as of March 31, 2011 by using discount rates ranging from 10.0% to 13.0% representing estimates of the Company’s weighted average cost of capital, and net cash was added to reach the illustrative present value of the implied equity value. In conducting its illustrative discounted cash flow analysis, Goldman Sachs used a range of discount rates from 10.0% to 13.0% derived by utilizing the capital asset pricing model, which takes into account certain financial metrics, including betas, for the Company and selected companies in the specialty pharmaceutical industry which exhibited similar business characteristics to the Company, as well as certain financial metrics for the United States financial markets generally.”

Subsection (e) of Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by amending and restating the third and fourth sentences of the second paragraph under the heading “Illustrative Discounted Cash Flow Analysis” of subsection (e) of Item 4 to read as follows:

“Assuming an effective Federal corporate tax rate of 38.0%, Goldman Sachs calculated the illustrative NOL cash tax benefit that the Company could receive for each of the calendar years from 2011 through 2023 ranging from $0 to $33 million per year during this period. The illustrative NOL cash tax benefit was then discounted to reach the illustrative present value ranging from $55.5 million to $64.4 million as of March 31, 2011 by using discount rates ranging from 10.0% to 13.0%.”

Subsection (e) of Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by amending and restating the first sentence of the third paragraph under the heading “Illustrative Discounted Cash Flow Analysis” of subsection (e) of Item 4 to read as follows:

“Goldman Sachs then calculated the Company’s implied present values per Share by combining the illustrative present values of the implied equity value and the illustrative NOL cash tax benefit and then dividing such illustrative present values by total shares outstanding for the Company Common Stock on a fully diluted basis as of April 1, 2011 (based on the information from the Company’s management).”

Subsection (e) of Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following sentences and the accompanying chart and footnotes, as set forth below, after the second sentence of the second paragraph under the heading “Selected Transactions Analysis” of subsection (e) of Item 4:

“This analysis was undertaken in order to assist Goldman Sachs and the Board in understanding how the implied enterprise value as a multiple of the revenue for the applicable last twelve months for the various selected transactions compared with the same multiple implied by the transaction contemplated by the Merger Agreement. With respect to each target company in the above selected transactions, Goldman Sachs calculated its implied enterprise value as a multiple of its revenue, where the information was available, for the applicable last twelve months as follows:

Announcement Date	Acquiror	Target	Implied Enterprise Value / Last Twelve Months Revenue (a)(b)
January 31, 2011	Valeant Pharm Intl Inc.	PharmaSwiss S.A.	1.9x

December 1, 2010	Axcan Pharma Inc.	Eurand N.V.	3.0x

August 16, 2010	Aspen Pharmacare Holdings Ltd.	Sigma Pharmaceuticals Ltd. (Pharma Business)	Not Available

July 14, 2010	Mylan Inc.	Bioniche Pharma Holdings Ltd.	4.2x

July 2, 2010	Eli Lilly & Co.	Alnara Pharmaceuticals Inc.	Not Available

June 30, 2010	Sanofi-Aventis SA	TargeGen Inc.	Not Available

June 24, 2010	MediWound Limited	Polyheal Limited	Not Available

May 3, 2010	Valeant Pharm Intl Inc.	Aton Pharma Inc.	Not Available

January 31, 2010	Cephalon Inc.	Mepha AG	Not Available

November 9, 2009	Sigma Tau Finanziaria SpA	Enzon Pharm Inc. (Pharma Business)	2.3x

October 12, 2009	Onyx Pharmaceuticals Inc.	Proteolix Inc.	Not Available

October 1, 2009	Sanofi-Aventis SA	Fovea Pharmaceuticals SA	Not Available

September 2, 2009	LEO Pharma A/S	Peplin Inc.	Not Available

February 9, 2009	H Lundbeck A/S	Ovation Pharmaceuticals Inc.	2.9x

January 9, 2009	Cephalon Inc.	Ception Therapeutics Inc.	Not Available

January 5, 2009	Endo Pharmaceuticals Holdings Inc.	Indevus Pharmaceuticals Inc.	5.2x

December 10, 2008	Valeant Pharm Intl Inc.	Dow Pharmaceutical Sciences Inc.	6.3x

October 28, 2008	Alapis SA	PNG Gerolymatos SA	0.8x

October 21, 2008	Novartis AG	Nektar Therapeutics	Not Available

September 17, 2008	Valeant Pharm Intl Inc.	CORIA Laboratories Limited	2.4x

August 4, 2008	Meda AB	Valeant Pharmaceuticals (Europe)	2.2x

(a)	Foreign company valuations converted to U.S. dollars using the applicable exchange rate on date of announcement.
(b)	Multiples for certain private transactions are not available because the financial numbers for the applicable target companies/businesses were not publicly disclosed.”

Subsection (e) of Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by striking the last sentence of the second paragraph under the heading “Selected Transactions Analysis” of subsection (e) of Item 4, and adding a newly formed third paragraph before the accompanying chart and footnotes to read as follows:

“Goldman Sachs then compared the implied enterprise value as a multiple of the revenue for the applicable last twelve months for the above selected transactions, where the information was available, with the same multiple implied by the transaction contemplated by the Merger Agreement. The following table presents the results of this analysis:”

Item 8. Additional Information to be Furnished.

Subsection (g)(ii) of Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence after the second sentence in the first paragraph under subsection (g)(ii) of Item 8:

“The “Probability-Adjusted Case” projections (i) include the impact of the extension of the patent term for two Japanese patents owned by the Company relating to the Diquas product, that result in an additional five years of exclusivity in the case of one patent and approximately 4.5 years of additional exclusivity with respect to the second patent and (ii) assume an effective tax rate of 38%.”

The chart under subsection (g)(ii) of Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following line items after the “Earnings Before Interest and Taxes” line item:

	Cash Flow Summary
	Fiscal Year Ending December 31,
	Q2-Q4
	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
	(Millions of dollars)

Net Income (Fully Taxed)	$(10)	$(8)	$6	$15	$26	$41	$53	$72	$50	$34	$15	$16	$2
Depreciation	1	1	1	0	0	0	0	0	0	0	0	0	0
Amortization	1	2	2	2	2	2	2	2	2	0	0	0	0
Capital Expenditures	(0)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	0	0	0	0	0
Change in Working Capital	7	(7)	(5)	1	(3)	(2)	(1)	(1)	4	(7)	0	0	0
Unlevered Free Cash Flow	$(2)	$(13)	$3	$17	$24	$41	$53	$72	$56	$28	$15	$16	$2

Subsection (h) of Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph as the last paragraph under subsection (h) of Item 8:

“On May 3, 2011, parties to the consolidated Delaware Chancery Court action executed a Memorandum of Understanding (“MOU”), pursuant to which, among other things, the Company would make additional public disclosures (which are incorporated into this Amendment No. 3), and all claims in the consolidated Delaware Chancery Court action would be dismissed in accordance with the terms of the MOU. The settlement of the consolidated Delaware Chancery Court action is subject to negotiation of definitive settlement documentation and approval by the Delaware Court of Chancery and is conditioned upon consummation of the merger.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSPIRE PHARMACEUTICALS, INC.

By:	/s/ Adrian Adams
Name:	Adrian Adams
Title:	President and Chief Executive Officer

Dated: May 3, 2011